Exhibit 14

FNB CORP.

Code of Ethics for Senior Financial Officers

The integrity and judgment of FNB’s senior financial officers, including its chief executive officer, are essential to FNB’s performance and reputation. The Board of Directors of FNB Corp. has adopted this Code of Ethics to:

•	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

•	promote full, fair, accurate, timely and understandable disclosure.

•	promote compliance with applicable governmental laws, rules and regulations.

•	deter wrongdoing.

This Code of Ethics applies to FNB’s chief executive officer, chief financial officer, controller and such other officers as the Audit Committee of the Board may from time to time designate. These individuals are also subject to the more detailed policies and procedures set forth in FNB’s Code of Business Conduct and its Insider Trading Policy, which are separate requirements and are not part of this Code of Ethics.

Honesty and Candor

Each officer covered by this Code of Ethics owes a duty to FNB to act with integrity. Integrity means sound character and requires, among other things, acting with honesty and candor. Deceit and deviousness are inconsistent with integrity and ethical conduct.

Each officer must:

•	act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with FNB’s policies.

•	adhere to a high standard of business ethics.

•	actively promote ethical behavior among peers and subordinates.

•	observe both the letter and spirit of laws, governmental rules and regulations, accounting standards and FNB policies.

Conflicts of Interest

A “conflict of interest” arises when an individual’s private interest interferes or appears to interfere with the interests of FNB. A conflict of interest can arise when an officer subject to this Code of Ethics takes actions or has interests that may make it difficult to perform his or her work for FNB objectively and effectively. For example, a conflict of interest would arise of an officer receives improper personal benefits as a result of his or her position at FNB. Anything that would present a conflict for an officer might also present a conflict if it involves a member of his or her immediate family.

Each officer must avoid both conflicts of interest as well as the appearance of such conflicts.

Disclosure

Each officer subject to this Code of Ethics is required to be familiar and comply with FNB’s disclosure controls and procedures applicable to him or her so that FNB’s public reports and documents filed with the Securities and Exchange Commission comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each officer having direct or supervisory authority regarding these SEC filings, the information contained in these filings or FNB’s other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other FNB officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each officer must:

•	not knowingly misrepresent, or cause others to misrepresent, facts about FNB to others, whether within or outside FNB, including to FNB’s independent auditors, governmental regulators and self-regulatory organizations.

•	properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

•	bring to the attention of a member of the Audit Committee of the Board of Directors any material information of which he or she becomes aware that could reasonably affect FNB’s public disclosures.

Compliance

It is FNB’s policy to comply with all applicable governmental laws, rules and regulations. Each officer has personal responsibility for adhering to the standards and restrictions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

Reporting and Accountability

The Audit Committee of the Board of Directors is responsible for applying this Code of Ethics to specific situations in which questions are presented and has the authority to interpret this Code in any particular situation. Any officer who becomes aware of any existing or potential violation of this Code is required to notify any member of the Audit Committee promptly.

No officer may retaliate against any employee or other officer for reports of potential violations that are made in good faith.

The Audit Committee will take all action it considers appropriate to investigate any violations reported to it.

Any changes to or waivers from the provisions of this Code of Ethics will, to the extent required, be disclosed as provided in SEC rules.

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